Public

aKB



16014819

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

SEC
Mail Processing
Section

MAR 07 2016

Washington DC
416



AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-67809

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sumo Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 2101
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 4105 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Petrizzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sumo Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

State of New York
County of: New York
Sworn before me this 4th day of March 2016 by
John Petrizzo.



Notary Public

JASON KUTNER
Notary Public, State of New York
Qualified in Westchester County
No. 01KU6272755
My Commission Expires 11/19/2016

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2015

(Filed pursuant to SEC Rule 17a-5)

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2015

Page

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:
Sumo Capital, LLC

We have audited the accompanying financial statements of Sumo Capital, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sumo Capital, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sumo Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Sumo Capital, LLC's financial statements. The supplemental information is the responsibility of Sumo Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
March 7, 2016

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash and cash equivalents	$	412,633
Due from broker dealer		38,445,076
Securities owned:		
Equity securities at fair value		534,447,891
Options at fair value		146,823,280
Debt		455
Total securities owned at fair value		681,271,626
Open trade equity futures		523,595
Accrued interest, dividend, short stock & CMD receivable		394,828
Other receivables		4,847
Prepaid Expense		17,222
Exchange Memberships		237,800
Office Lease Security Deposit		14,936
Fixed assets net of depreciation		431,656
Investment in preferred stock		10,000
Total assets	$	721,764,219
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities		73,581,027
Options		634,793,041
Debt		18,082
Total securities sold, not yet purchased at fair value		708,392,150
Accrued interest, dividend, short stock & CMD payable		9
Other accrued expenses		2,219,620
Total liabilities	$	710,611,779
Member's equity		11,152,440
Total liabilities and member's equity	$	721,764,219

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois limited Liability Company)
Notes to the Financial Statements
December 31, 2015

Note 1 Nature of Business and Significant Accounting Policies

SUMO Capital, LLC. (The "Company"), An Illinois limited liability company was formed on January 10, 2008. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Option Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently issued accounting pronouncements: In November 2011 the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2015. The adoption of this guidance is not expected to have material impact on the financial position or results of operations.

In May 2011 the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have material impact on the financial statements.

Securities Valuation: Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 see Note 7.

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

Note 2 Receivable from and Payable to Broker-Dealers

Receivable from and payable to Broker-Dealers represents cash margin as well as net receivables and payables arising from unsettled trades due to short term nature the amounts recognized approximate fair value.

Note 3 Income Taxes

The Company is a limited liability Company with all taxable income or loss recorded in the income tax returns of the Members.

Sumo Capital, LLC
(An Illinois limited liability Company)
Notes to the Financial Statements
For the year ending December 31, 2015

Note 4 Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Management determined that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Note 5 Derivative Financial Instruments and Off Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are all held at Goldman Sachs Execution and Clearing LP. (GSEC) at December 31, 2015. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In managements opinion market risk is substantially diminished when all financial instruments are aggregated.

NOTE 6 Clearing Agreements

The Company has Joint Back Office JBO clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other asset in the statement of financial condition.

Under the rules of the Chicago Board Option Exchange the agreement requires that the Company maintains minimum net liquidating equity of $1.0 million with GSEC exclusive of its preferred interest investment.

Sumo Capital, LLC
(An Illinois limited liability Company)
Notes to the Financial Statements
For the year ending December 31, 2015

NOTE 7 Fair Value Disclosures

ASC 820 requires disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level Inputs I Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level II Inputs Valuation is based on other than quoted prices that are observable for substantially the full term of the asset or liability either directly or indirectly.

Level II assets include quoted prices for similar assets or liabilities in active markets quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level III Inputs Valuation is based on unobservable inputs for the valuation of the asset or Liability. Level III assets include investments for which there is little if any market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2015:

Assets	Level I	Level II	Level III	Total
Due to Broker Dealer	38,445,076			38,445,076
Common Stock	534,447,891			534,447,891
Options	146,823,280			146,823,280
Debt	455			455
Futures OTE	523,595			523,595
Total Assets	720,240,297	0	0	720,240,297
Liabilities				
Securities sold, not yet purchased				
Common Stock	73,581,027			73,581,027
Options	634,793,041			634,793,041
Debt	18,082			18,082
Total Liability	708,392,150	0	0	708,392,150

NOTE 8 Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As a market maker in stocks the company is required to maintain net capital no less than $2,500 for each security it makes a market in. At December 31, 2015, the Company had net capital of $6,101,222 which was $5,543,722 in excess of its required net capital of $ 557,500.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

NOTE 9 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Sumo Capital, LLC
(An Illinois limited liability Company)
Notes to the Financial Statements
For the year ending December 31, 2015

Note 10 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing brokers obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company maintains certain cash deposits with financial institution. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 11 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under GAAP.

As of December 31, 2015 and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

Marketable Securities	Asset FMV	Notional Value	Liability FMV	Notional Value
Long Equity Options	146,823,280	1,489,129,010		
Equity Options Sold, not yet Purchased			634,793,041	1,661,496,372
Futures Open Trade	523,595			
Common Stock sold, not yet purchased			73,581,027	

NOTE 12 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 13 Related Parties

The Company is 99% owned by SC Group, LLC; an Illinois Limited Liability Company. Sumo Capital, LLC pays all of their direct expenses associated with their proprietary trading activities. The Company during the year engaged in the transactions with the following related parties: Sailfish Systems LLC, Cedar Group LLC and Elm Tree Group LLC. Approximately $650,000 was due to related parties at year end.

NOTE 14 Subsequent Events

The Company's management has evaluated events and transactions through March 4, 2016 the date the statement of financial condition was issued.

There were no additional events requiring disclosure in the Company's statement of financial.